Exhibit 99.14

FORM 6

CERTIFICATE OF COMPLIANCE

TO:          CANADIAN SECURITIES EXCHANGE (“CSE”)

IM Cannabis Corp. (the “Listed Issuer”) hereby certifies to CSE that the Listed Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in  Policy 1).

Date: February 7, 2023 Signed: ”Oren Shuster" (Signature) Oren Shuster (Print Name) Chief Executive Officer (Print Office)

FORM 6 – CERTIFICATE OF COMPLIANCE
January 2015